Mail Stop 4720

September 29, 2009

Joan E. Colligan
Acting Principal Financial Officer
Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, CA 94304

> **Re:** **Jazz Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **File Number: 001-33500**

Dear Ms. Colligan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Suzanne Sawochka Hooper
Chadwick L. Mills
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Fax: 650-849-7400